Exhibit 99.1

January 4, 2022

Nutrien Announces CEO Transition

Nutrien launches global search for long-term CEO and names Ken Seitz as interim leader

SASKATOON, Saskatchewan – The Board of Directors of Nutrien Ltd. (TSX and NYSE: NTR), the world’s largest provider of crop inputs and services, announced today that Mayo Schmidt has left his position as President and CEO of Nutrien and has resigned from the Board. Ken Seitz, Executive Vice President and CEO of Potash, has been named the company’s interim CEO. Mr. Seitz brings extensive global leadership experience in the agriculture and mining sectors and is well-positioned to progress the company’s stated strategy and lead the integrated business during the transition.

“Nutrien has delivered exceptional results in 2021 and is well positioned to continue this strong momentum into 2022,” said Russ Girling, Chair of the Nutrien Board of Directors. “Nutrien has a talented and deep executive team, and we are confident that Ken Seitz and this team will continue to build on the organization’s record financial and operating performance.” “The Nutrien Board of Directors will work with an executive search firm to begin a global search to select a long-term leader that will take the company into its next phase, which will consider internal and external candidates,” added Mr. Girling.

Mr. Seitz said, “I look forward to working with the executive leadership team, our tremendous employees and the Board of Directors to execute on our plan, continue this exciting progression across our business to serve our stakeholders, and deliver on our commitment to advance sustainable solutions to feed a growing world.” Mr. Seitz joined Nutrien as Executive Vice President and CEO of Potash in 2019. He brings over 25 years of global management experience working across more than 60 countries, with a deep background in the agriculture and mining sectors. As former President and CEO of Canpotex, one of the world’s largest suppliers of Potash, Mr. Seitz has extensive experience in global fertilizer marketing and logistics and strong connections within the industry. He holds a Bachelor of Science in Agriculture, a Bachelor of Engineering, and a Master of Business Administration from the University of Saskatchewan. He is a Professional Engineer with the Association of Professional Engineers and Geoscientists of Saskatchewan and is a Professional Agrologist with the Saskatchewan Institute of Agrologists. Mr. Seitz also holds a Certificate in Management from the Stern School of Business at New York University.

“On behalf of the Board of Directors and the Nutrien team, I would like to thank Mayo Schmidt for his years of service to the organization. We wish him the best in his next endeavors,” said Mr. Girling.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

For Further Information:

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Media@nutrien.com

Investor Relations

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Investors@nutrien.com

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